PPOL, Inc.
1 City Boulevard West, Suite 820
Orange, California 92868

July 11, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Bob Carroll

Re:       PPOL, Inc.
        Form 10-K for Fiscal Year Ended March 31, 2005
        Filed September 1, 2005

        Form 10-Q for Quarter Ended December 31, 2005
        Filed March 23, 2006

        File No. 0-50065

Dear Mr. Carroll:

This letter is in response to your letter to us dated June 21, 2006. The response numbers below refer to the comment numbers in your June 21, 2006 letter.

Form 10-K for the Fiscal Year ended March 31, 2005
Note 1. Organization and Summary of Significant Accounting Policies
Restricted Cash and Advances Received - Cube, page F-8

RESPONSE 1

We had considered whether FASB Interpretation 46(R):  Consolidation of Variable Interest Entities (FIN 46R) should be applied to entities receiving funds transferred from PPOL for non-insurance activities.

Following due consideration of your comments, relevant facts and circumstances, it is our position that UMBA and its successor, USFA, are not subject to the provisions of FIN 46R.

In connection with the audit of our consolidated financial statements, we had submitted our position paper regarding this issue to our independent auditors. They have concurred with our conclusions. Our position paper is attached to this letter as Exhibit A for your review.

Form 10-K for the Fiscal Year ended March 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Year Ended March 31, 2005 Compared to Year Ended March 31, 2004
Cost of Sales, page 24

RESPONSE 2

We have re-reviewed all of the relevant facts and circumstances and it is our sincere belief that we have accounted for the “appreciation gifts” appropriately.

To understand your position and attempt to reconcile the difference with our position, I had re-read and analyzed your comment 2 from your letter, dated February 8, 2006, and related comment 4 from your letter, dated April 5, 2006, our respective responses in our letters, dated March 23, 2006 and June 4, 2006 and your comment 2 from your letter, dated June 21, 2006.

Based on my analysis, it is my belief that you were under the impression that we only accrue 1/12th of the refund which translates to an 8.33% payout ratio. I apologize if my responses gave that impression.

The substance of the “appreciation gift” program is as follows: A subscriber is entitled to a ¥10,000 “appreciation gift” at the end of twelve months if no claim is made during that period. As a condition for payment of the “appreciation gift” a subscriber pays ¥83,760 yen in premiums (¥6,980 * 12 months), of which we receive ¥26,808 (¥2,234 * 12 months) as administrative service fee income. We recognize each month, on a per subscriber basis, ¥2,234 as revenues and accrue ¥833 (1/12th of total accrual) for the “appreciation gift.” At the end of 12 months, we would have recognized ¥26,808 as administrative service fee income and ¥10,000 yen would be accrued as “appreciation gift.” However, if there is a disqualifying event, cumulative monthly accruals for that subscriber made to date are reversed and further monthly accruals are not made as there is no future liability.

The basic underlying concept of our accrual methodology assumes 100% of the subscribers will qualify1  for the “appreciation gift” until such time a disqualifying event2 occurs. This means we accrue the “appreciation gift” for each and every single enrollee over one year on a straight line basis, 1/12th  per month of the total “appreciation gift.” We elected to take this most conservative position as we did not have ANY historical experience with the refund program. The related revenues are also recognized on a monthly basis. We do not have deferred revenues on the balance sheet as cash related to revenues recognized are received in the month services are performed.

Mechanics of our accounting methodology

The MONTHLY expense accrual per subscriber is booked according to the following methodology:

➢	Has subscriber made a claim[3]
	•	Yes - No accrual is made as subscriber is ineligible.
	•	No - Accrue 1/12th of the appreciation gift.

Thus the entire “appreciation gift” is accrued over 12 months ((1/12th)*12). This also matches the related revenues that are recognized each month as cash is received.

[1]	A member qualifies for an “appreciation gift” if no claims are made during the first year of enrollment. There are no partial refunds if a member cancels prior to one year of enrollment.
[2]	A disqualifying event is making a claim or canceling the insurance plan, for whatever reason, prior to one year of enrollment
[3]	When a claim is made or the member cancels prior to one year of enrollment, the cumulative accrual reversed since such individual is no longer eligible to receive an “appreciation gift.”

Liability recorded at March 31, 2005

The aggregate liability on the balance sheet after the monthly expense accrual has been booked is expressed as the total number of cumulative eligible months multiplied by ¥8334

At March 31, 2005, the total accrual for “appreciation gifts” was $668,1085

Summary of our methodology

The monthly accrual of 1/12th of the total refund each month will result in 100% of the amount we actually pay each and every subscriber at the time each subscriber qualifies for an “appreciation gift.”

Our methodology matches the revenues we recognize each month with the associated refund. Revenues we recognize each month, per subscriber, are ¥2,234. The refunds we accrue each month, per subscriber, are ¥833. Under this accounting methodology, the refunds are never in excess of the revenues we record.

The “appreciation gift” liability and related revenues are fixed and determinable at the time a subscriber initially subscribes. If a claim is not made for one year and the insured stays enrolled for one year, AJOL presents the subscriber with a ¥10,000 “appreciation gift.” To fulfill this requirement, the insured must pay insurance premiums for one year from which we, receive, ¥26,808 as administrative service fees for the year. There are no circumstances in which we would incur a liability for an “appreciation gift” and not receive administrative service fees of ¥26,808.

Differences between SEC Comment 2 requirements and current methodology

The impact of applying your requirements and present accounting methodology is illustrated in Exhibit B on a per subscriber basis utilizing the actual amounts, in yen. The following assumptions were utilized:

1.	No claims during the year.
2.	Claim during the 7th month of enrollment
3.	Claim during the 3rd month of enrollment
4.	Cancels in the 7th month of enrollment

Supplemental information on the calculation of the amounts in Exhibit B is included in Exhibit C.

[4]	“Appreciation gift” is ¥10,000. Thus, monthly accrual is ¥833 (¥10,000/12)
[5]	Calculation: Accrual is ¥71,855,000 converted at yearend exchange rate ¥107.55 = $1.

SEC Comment 2 requirements

Under each of the assumptions in Exhibit B, application of comment 2 requirements resulted in the following P&L impact on a monthly basis for AJOL performing the same services and incurring related costs each month:

		High	Low	Average
1.	No claims during the year	¥ 3,663	(¥2,234)	¥ 1,401
2.	Claim during the 7th month of enrollment	20,805	(2,234)	2,234
3.	Claim during the 3rd month of enrollment	11,170	(2,234)	2,234
4.	Cancels in the 7th month of enrollment	20,805	(2,234)	2,234

The average represents the actual results of what we would have recorded for that subscriber if we had perfect future information on whether that subscriber would not make a claim during the 12 months, or the month in which the subscriber was going to make a claim, or cancel prior to one year of enrollment. It can be observed that application of Comment 2 will have a dramatic impact on the month to month results.

Current methodology

Under each of the assumptions in Exhibit B, application of our current methodology resulted in the following P&L impact on a monthly basis for AJOL performing the same services and incurring related costs each month:

		High	Low	Average
1.	No claims during the year	¥ 1,401	¥ 1,401	¥ 1,401
2.	Claim during the 7th month of enrollment	7,234	1,401	2,234
3.	Claim during the 3rd month of enrollment	3,901	1,401	2,234
4.	Cancels in the 7th month of enrollment	7,234	1,401	2,234

As noted above, the average represents what we would have recorded as the P&L impact for each month with perfect hindsight.

During the fiscal year ended March 31, 2006, the actual results of those that initiated the plan prior to March 31, 2005 became known. Of the 12,887 initial subscribers, 7,994 subscribers had ultimately received gifts, i.e., the first assumption applies to them.. This means our accounting methodology yielded the proper measurement of periodic income for 62% each and every single month.

By contrast the Comment 2 requirement would have resulted in none of the months for the same population to be accounted for properly. The misstatement ranged from an understatement of ¥3,635 (¥2,234-¥1,401) to an overstatement of ¥2,262 (¥3,663-¥1,401) on a month to month basis. However, the aggregate overstatements and understatements did result in the proper measurement of income over the two year period ending Marc h 31, 2006.6 Notwithstanding the proper measurement over the two year period, there is a misstatement in the measurement of periodic income.

[6]	The reason this impacts two years is because those that did not subscribe to the plan in April 2004.does not qualify until April 2005 at the earliest.

Conclusion

We have presented four possible results above out of the possible 25. The 25 possible are comprised of the following:

1.	No claims made during year
2-13	Claims made during the first - twelfth months
14-25	Cancels during the first - twelfth months

Without perfect information of future events, it is inevitable for misstatements to occur in the measurement of future periodic income. Under both methodologies, the misstatement of periodic income is greatest in the month of a disqualifying event. This is because an adjustment is made to reverse the prior accruals that are no longer needed. However, it is clear that the level of misstatement in the measurement of periodic income is much wider by application of comment 2 requirements than our current methodology.

Hindsight has indicated that our current methodology was correct for 62% of the subscribers. For the remaining subscribers, the range of misstatement in the measurement of periodic income was narrower than comment 2 requirements. Accordingly, we respectfully request the continued use of our current methodology.

* * * * *

We hope the foregoing responses adequately address the issues raised in your letter. If you have any additional questions, please do not hesitate to call me.

Very truly yours,

PPOL, INC.

/s/ RICHARD IZUMI

By Richard Izumi
Chief Financial Officer

Exhibit A

ACCOUNTING FOR CASH TRANSFERRED TO UMBA

History and background information

PPOL’s wholly owned subsidiary, AJOL, had collected monthly cash advance payments from members through an automatic debit of the members’ bank account. The prepayment system, known as “Cube“ was originally established to facilitate the processing of orders received on goods and services available through AJOL. Thus, it can be regarded as a “Private debit card.”

The automatic debit amounts were designated by each member and typically based upon their planned future purchases of goods and services available through AJOL. Each member may discontinue, increase or decrease the amounts automatically debited from their bank accounts whenever they wish.

The prepayments into the Cube system were accounted for as a liability, Advances Received, on AJOL's balance sheet. There were no restrictions on AJOL's use of such cash received, and thus classified as cash.

When the Cube system was originally established, it was anticipated that members would designate an amount for automatic debit that would approximate their monthly purchases of goods and services. Thus, Advances Received was expected to approximate, at any point in time, to equal no more than one month’s orders of goods and services that members would order through AJOL.

Contrary to original expectations, it was noted that members’ automatic debits, in the aggregate, had exceeded their monthly purchases of goods and services. While each member had their own reasons for making monthly prepayments that were greater than their monthly orders, appears to indicate the automatic debits allow them to budget their monthly cash flow and permits them to make large purchases at a later point in time without the corresponding cash outflow at that time.

Members’ oversight of their “Cube” balance

Members are able to access their “Cube” balance and activities via their SF-70 or U-Phone in a manner similar to banks providing online access to their customers of their bank accounts. Online access enables them to ascertain prepayments and purchases made by them are properly reflected.

Transfer of cash to U-Service Mutual Benefit Association

The amount of cash continued to grow to a point where AJOL had to protect the interests of members. While the associated cash was unrestricted to use by AJOL, it had always regarded that such cash was being held for the exclusive use of the members, available, whenever the members wanted to place the orders up to the amount they had prepaid. To accomplish this, the transferred assets had to be isolated from AJOL and put presumptively beyond the reach of AJOL and its creditors, even in bankruptcy or other receivership.

Exhibit A

Thus, AJOL remitted, on May 28, 2004 (Transfer date), approximately $16.3 million to U Mutual Benefit Association (UMBA)1 , then known as Kamome Mutual Benefit Association, an unrelated not-for-profit membership organization, to administer these advance payments from AJOL members pursuant to the Cube Preservation Agreement (the Agreement) dated May 21, 2004. The Agreement provided that UMBA will provide custodial services over the advances received from AJOL members. It also states that the cash will only be used in satisfaction of orders received from members. The agreement is silent on whether there is a transfer of title to the cash or transfer of the liability associated with the Advances Received to UMBA. UMBA (and USFA) are independent, not-for-profit organizations. AJOL has no controlling interest in them. Immediately prior to the transfer, members were notified of the impending transfer. Due to the administrative burden, time and cost of having members re-execute agreements with UMBA, the agreements between AJOL and each member, were not cancelled and re-executed with UMBA.

All agreements entered into subsequent to Transfer date were with the UMBA or its successor, USFA. AJOL has no title to cash collected from and related liability to new members who have executed agreements subsequent to transfer date. PPOL’s financial statements do not reflect such cash and related liabilities.

All cash collected from members subsequent to Transfer date go directly to UMBA or USFA. This change provides members with the trust and assurance that funds collected from them will be utilized solely for their stated purpose.

Accounting at time of transfer

When the funds were transferred to UMBA, it reduced Cash and Advances Received from its books. However, AJOL had simultaneously increased Restricted Cash and Advances Received - Cube (a liability) dollar for dollar. Our rationale for such reclassification was based on being unable to obtain a legal opinion on what our liability would be in the event UMBA was unable to fulfill its obligations to the members. Legal counsel stated we were in the legal gray zone with respect to members who had originally entered into agreements with AJOL. With respect to members who entered into agreements subsequent to Transfer date with UMBA or its successor, USFA, legal counsel advised us that we have no obligation.

Legal status of UMBA and its successor, USFA

UMBA, and its successor, USFA are not legal entities, under Japanese law. It does not file tax returns. However, under Japanese banking regulations, it is able to open a bank account in its name, receive and make payments in its name. Concurrently, such regulations require bank accounts to only be opened and maintained by a legal entity or natural persons. For purposes of opening and maintaining the bank account, Mr. Akihiro Kato2 Chairman of the Board of Trustees of USFA, is named as the responsible party. However, under Japanese law, such account is beyond the Mr. Kato’s personal creditors, even in bankruptcy or other receivership.

AJOL does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. However, while Mr. Kato can legally withdraw funds from this account, and has the right to pledge or exchange the assets (or beneficial interests) received, there are controls in place that prohibit Mr. Kato from taking advantage of his right to pledge or exchange them for his own personal use.

1 In October 2005, following AJOL’s original transfer, UMBA, in turn, has transferred such cash over to U-Service Friendship Association (USFA), another not-for-profit membership organization to succeed in the role UMBA took, except as discussed below. USFA is unrelated to K.K. U-Service, which is referred to in Note 2 to the financial statements. The purpose of the transfer was to restrict UMBA’s purpose of existence to obtain various insurance plans for its members at a discounted premium. It should be noted that the transfer of funds from UMBA to USFA were by and between those entities. AJOL is not a party to such agreements.
2 As customary for many not-for-profit organizations, Mr. Kato is not compensated in his role as Chairman of the Board of Trustees of USFA.

Exhibit A

AJOL’s arrangements with UMBA and USFA

UMBA

UMBA3 has outsourced its administrative functions (comprised of promotional activities, application processing, and maintenance of required information on insured individuals) to AJOL. AJOL’s consideration for its services is a fixed percentage, ranging from 20% to 32% depending on the plan, of the insurance premiums that UMBA collects directly from its members on a monthly basis. AJOL recognizes such fees received on a monthly basis when UMBA collects such premiums. This matches the revenues with the costs incurred by AJOL

The insurance plans are provided by independent third-party insurance companies. They are unrelated to AJOL and UMBA. There are no contracts between AJOL and its members related to such insurance plans. AJOL has no title to cash collected from and related liability to such insurance plans. PPOL’s financial statements do not reflect such cash and related liabilities

UMBA’s cash receipts are comprised of payments made by the members. Its cash disbursements are to the respective insurance companies and AJOL for the administrative functions.

USFA

USFA receives prepayments directly from its members for orders that they will place in the future via the Cube system. Members place orders directly with AJOL. After AJOL completes the order, it invoices USFA, which in turn, makes payments every 10 days to AJOL.

USFA’s receipts from members are unrelated and separate to those collected by UMBA for the insurance premiums. Such receipts are based on contracts members have with (1) AJOL prior to the original transfer to UMBA, (2) UMBA prior to the subsequent transfer to USFA, and (3) USFA, thereafter.

Current AJOL accounting of cash transferred to UMBA

At March 31, 2006, Contracts entered into subsequent to the transfer are with UMBA and USFA. AJOL has no title to cash collected from and related liability to new members. PPOL’s financial statements do not reflect such cash and related liabilities. What is reflected on PPOL’s financial statements as “restricted cash” represents the outstanding cash balance of members, who entered into contracts prior to Transfer date, at Transfer date, plus all of their cash prepayments received less purchased goods shipped and/or services completed subsequent to Transfer date. A corresponding amount is recorded as Advances Received.

3Subsequent to the transfer of funds to USFA, UMBA’s sole function was to collect funds from members for insurance products on a monthly basis and remit such proceeds to insurance companies and pay AJOL for outsourced administrative functions. The consideration for such services is a fixed percentage of premiums collected. As such, UMBA has no expected losses or residual losses. The entire Board of Trustees is comprised of UMBA members. AJOL has no interest in UMBA and has no liability to absorb any losses in the event of embezzlement or misappropriation of funds by the parties responsible.

Exhibit A

Alternative treatment considered - consolidation of UMBA and its successor, USFA

We had considered whether FASB Interpretation 46(R):  Consolidation of Variable Interest Entities (FIN 46R) should be applied to funds transferred as PPOL participated significantly in the design of UMBA.

It is our position that UMBA and its successor, USFA, need not be consolidated for the following reasons:

FIN 46R reference

I. Paragraph 4.a. of excludes not-for-profit organizations unless it is used by business enterprises in a manner similar to a variable interest entity in an effort to circumvent the provisions of this Interpretation.

II. Paragraph B1 of Appendix B to identifies the primary beneficiary as a holder of variable interests in a variable interest entity that absorb or receive a majority of the entity's expected losses or expected residual returns. Paragraph B2 clarifies the terms expected losses and expected residual returns to describe the expected variability in the fair value of an entity's net assets exclusive of variable interests.

III. Paragraph 2.d. states“Primary beneficiary refers to an enterprise that consolidates a variable interest entity under the provisions of this Interpretation.”

Comments

I. As discussed above, our primary motivation was at Transfer date, and remains to this day, to protect the prepayments made by the members, by isolating them from AJOL, and put such prepayments presumptively beyond the reach of AJOL and its creditors, even in bankruptcy or other receivership. It was not to circumvent the provisions of FIN 46R

II. Cash is the only asset held by USFA. While interest is earned on a majority of funds held in deposit, the current rate is only 0.2%, and is used for USFA’s educational/social functions and its administrative costs. AJOL has no right to the cash generated by the interest earned. Concurrently, distribution to the members of such interest is prohibited by Japanese law as this would make them a de facto bank operating without a license to engage in banking activities. Such cash can only be used for the activities noted above. Thus, there are no expected residual returns. As embezzlement or misappropriation of funds is practically impossible due to the controls in place, there are no expected losses. As USFA is the only party that can utilize its interest income, the only source of any residual income, USFA is its own primary beneficiary.

III. As we have demonstrated above, AJOL is not the Primary beneficiary, it should not consolidate USFA.

Some have claimed AJOL is the primary beneficiary because AJOL may receive revenues from the purchases of goods and services placed by the members and paid from the prepayments. While AJOL to date has received the lion’s share of those prepayments, there is no assurance in the future that it will receive them. The Company must also provide value in the future, i.e., goods and services, to receive such revenues.

Exhibit A

Economic substance of the transfer

The economic substance of the transfer of cash from AJOL to UMBA (and subsequently to USFA) was as follows:

1.	Transferred cash was isolated from AJOL and put presumptively beyond the reach of AJOL and its creditors, even in bankruptcy or other receivership.

2.	AJOL lost the unrestricted use of the cash prepaid by members.

3.	Transferred cash was being held for the exclusive use of the members, available, whenever the members wanted to purchase goods and services up to the amount they had prepaid.

4.	AJOL gave up the interest income[4] it previously received on the unrestricted cash.

Due to controls in place, it is highly unlikely that the cash transferred can be embezzled or otherwise, misappropriated by USFA. However, if there is an embezzlement or misappropriation, AJOL’s responsibility is in the legal gray zone. The range is from zero (0) to the outstanding cash balance of members, who entered into contracts prior to Transfer date, at Transfer date, plus all of their cash prepayments received less purchased goods shipped and/or services completed subsequent to Transfer date.

Requirements for reflecting economic substance of transaction

Beyond the four points noted above, nothing has changed when the cash was being held by AJOL on an unrestricted basis and it had a liability to the members. Accordingly, it is appropriate to reclassify what was previously classified as (unrestricted) cash as restricted cash. This entry reflects points 1-3. It is also appropriate for AJOL to not include this interest income in their consolidated financial statements. It gave up the interest income and reflects point 4.

AJOL’s maximum liability exposure is the outstanding cash balance of members, who entered into contracts prior to Transfer date, at Transfer date, plus all of their cash prepayments received less purchased goods shipped and/or services completed subsequent to Transfer date. We have recorded the maximum liability on our books.

Conclusion

Our accounting treatment does not understate any assets, liabilities, income or expenses. UMBA and USFA have no expected losses or expected residual income other than interest income that only they may utilize to cover their own expenses. Therefore, I conclude that UMBA and USFA are not variable interest entities of PPOL and do not require consolidation.

/s/

Richard Izumi, CFO
PPOL, Inc.

June 20, 2006

4 Based on current interest rates, such interest income is estimated to be no more than $60,000 per year. AJOL has also reduced its spending on partial sponsorships of member events and administrative expenses. Thus, the lost income and reduced expenses are believed to wash each other out.

Exhibit A

APPENDIX A - AUDIT IMPLICATIONS OF CASH TRANSFERRED TO UMBA

For financial statement presentation purposes, cash transferred to UMBA and related liabilities are presented as Restricted cash and Advances received, respectively.

Restricted cash

A. Existence of recorded balances

B. Use of transferred funds solely for benefit of members

Advances received

C. Appropriate liability presentation

D. Search for unrecorded liabilities

General procedures

A. Confirmation with bank

B1 Inspection Cube Preservation Agreement
B2 Confirmation with Chairman of BOT

C. Confirmation with Chairman of BOT

D1. Confirmation with members
D2. Review of subsequent non-cash credits to individual members Cube accounts

Management Representations letter

												Exhibit B

Month from enrollment	1	2	3	4	5	6	7	8	9	10	11	12	Total

First Assumption: Subscriber makes no claim during the year
Cash received	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	26,808
Comment 2 requirement
Revenues					(1,170)	(3,663)	(3,663)	(3,663)	(3,663)	(3,663)	(3,663)	(3,663)	(26,808)
Appreciation gift expense	2,234	2,234	2,234	2,234	1,064								10,000
Changes to liability	(2,234)	(2,234)	(2,234)	(2,234)	(1,064)								(10,000)
Changes to Deferred revenues	(2,234)	(2,234)	(2,234)	(2,234)	(1,064)	1,429	1,429	1,429	1,429	1,429	1,429	1,429	-
P/L impact (loss)	(2,234)	(2,234)	(2,234)	(2,234)	106	3,663	3,663	3,663	3,663	3,663	3,663	3,663	16,808
											Average		1,401
Present methodology
Revenues	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(26,808)
Appreciation gift expense	833	833	833	833	833	833	833	833	833	833	833	833	10,000
Changes to liability	(833)	(833)	(833)	(833)	(833)	(833)	(833)	(833)	(833)	(833)	(833)	(833)	(10,000)
Changes to Deferred revenues													-
P/L impact (loss)	1,401	1,401	1,401	1,401	1,401	1,401	1,401	1,401	1,401	1,401	1,401	1,401	16,808
											Average		1,401

Second Assumption: Subscriber makes claim during the 7th month of enrollment
Cash received	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	26,808
Comment 2 requirement
Revenues					(1,170)	(3,663)	(10,805)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(26,808)
Appreciation gift expense	2,234	2,234	2,234	2,234	1,064		(10,000)						-
Changes to liability	(2,234)	(2,234)	(2,234)	(2,234)	(1,064)		10,000						-
Changes to Deferred revenues	(2,234)	(2,234)	(2,234)	(2,234)	(1,064)	1,429	8,571						-
P/L impact (loss)	(2,234)	(2,234)	(2,234)	(2,234)	106	3,663	20,805	2,234	2,234	2,234	2,234	2,234	26,808
											Average		2,234
Present methodology
Revenues	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(26,808)
Appreciation gift expense	833	833	833	833	833	833	(5,000)						-
Changes to liability	(833)	(833)	(833)	(833)	(833)	(833)	5,000						-
Changes to Deferred revenues													-
P/L impact (loss)	1,401	1,401	1,401	1,401	1,401	1,401	7,234	2,234	2,234	2,234	2,234	2,234	26,808
											Average		2,234

												Exhibit B

Month from enrollment	1	2	3	4	5	6	7	8	9	10	11	12	Total

Third Assumption: Subscriber makes claim during the 3rd month of enrollment
Cash received	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	26,808
Comment 2 requirement
Revenues			(6,702)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(26,808)
Appreciation gift expense	2,234	2,234	(4,468)										-
Changes to liability	(2,234)	(2,234)	4,468										-
Changes to Deferred revenues	(2,234)	(2,234)	4,468										-
P/L impact (loss)	(2,234)	(2,234)	11,170	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	26,808
											Average		2,234
Present methodology
Revenues	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(26,808)
Appreciation gift expense	833	833	(1,667)										-
Changes to liability	(833)	(833)	1,667										-
Changes to Deferred revenues													-
P/L impact (loss)	1,401	1,401	3,901	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	26,808
											Average		2,234

Fourth Assumption: Subscriber cancels in the 7th month of enrollment
Cash received	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	2,234	26,808
Comment 2 requirement
Revenues					(1,170)	(3,663)	(10,805)						(15,638)
Appreciation gift expense	2,234	2,234	2,234	2,234	1,064		(10,000)						-
Changes to liability	(2,234)	(2,234)	(2,234)	(2,234)	(1,064)		10,000						-
Changes to Deferred revenues	(2,234)	(2,234)	(2,234)	(2,234)	(1,064)	1,429	8,571						-
P/L impact (loss)	(2,234)	(2,234)	(2,234)	(2,234)	106	3,663	20,805						15,638
											Average		2,234
Present methodology
Revenues	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)	(2,234)						(15,638)
Appreciation gift expense	833	833	833	833	833	833	(5,000)						-
Changes to liability	(833)	(833)	(833)	(833)	(833)	(833)	5,000						-
Changes to Deferred revenues													-
P/L impact (loss)	1,401	1,401	1,401	1,401	1,401	1,401	7,234						15,638
											Average		2,234

Exhibit C

Month from enrollment	1	2	3	4	5	6	7	8	9	10	11	12	Total

First Assumption: Subscriber makes no claim during the year														LEGEND
Cash received	a	a	a	a	a	a	a	a	a	a	a	a	j	a	Administrative service fees received each month was ¥2,234
Comment 2 requirement														b	Deferral of "a" until total liability is recognized
Revenues					f	g	g	g	g	g	g	g	J	c	Appreciation gift expense incurred equals "a"
Appreciation gift expense	c	c	c	c	e								J	d	Change to liability equals "c"
Changes to liability	d	d	d	d	e								J	e	¥10,000 - 4*"d"
Changes to Deferred revenues	b	b	b	b	e	h	h	h	h	h	h	h	J	f	"a" - "e"
P/L impact (loss)	i	i	i	i	i	i	i	i	i	i	i	i	J	g	"a" - (10,000/7)
													u	h	¥10,000/7
Present methodology														i	Revenues - appreciation gift expense
Revenues	a	a	a	a	a	a	a	a	a	a	a	a	J	J	∑ of Month 1 through 12
Appreciation gift expense	k	k	k	k	k	k	k	k	k	k	k	k	J	k	¥10,000/12
Changes to liability	k	k	k	k	k	k	k	k	k	k	k	k	J	L	6 * "k"
Changes to Deferred revenues													J	m	2 * "c"
P/L impact (loss)	i	i	i	i	i	i	i	i	i	i	i	i	J	n	2 * "d"
													u	O	2 * "b"
														p	∑ of Month 1 through 6
Second Assumption: Subscriber makes claim during the 7th month of enrollment														Q	"a" + "p"
Cash received	a	a	a	a	a	a	a	a	a	a	a	a	J	r	¥10,000
Comment 2 requirement														s	2 * "k"
Revenues					f	g	Q	a	a	a	a	a	J	t	"a" + "O"
Appreciation gift expense	c	c	c	c	e		r						J	u	total P/L impact for 12 months / 12
Changes to liability	d	d	d	d	e		r						J	v	total P/L impact for 7 months / 7
Changes to Deferred revenues	b	b	b	b	e	h	p						J
P/L impact (loss)	i	i	i	i	i	i	i	i	i	i	i	i	J
u
Present methodology
Revenues	a	a	a	a	a	a	a	a	a	a	a	a	J
Appreciation gift expense	k	k	k	k	k	k	L						J
Changes to liability	k	k	k	k	k	k	L						J
Changes to Deferred revenues													J
P/L impact (loss)	i	i	i	i	i	i	i	i	i	i	i	i	J
u

Exhibit C

Month from enrollment	1	2	3	4	5	6	7	8	9	10	11	12	Total

Third Assumption: Subscriber makes claim during the 3rd month of enrollment														LEGEND
Cash received	a	a	a	a	a	a	a	a	a	a	a	a	J	a	Administrative service fees received each month was ¥2,234
Comment 2 requirement														b	Deferral of "a" until total liability is recognized
Revenues			t	a	a	a	a	a	a	a	a	a	J	c	Appreciation gift expense incurred equals "a"
Appreciation gift expense	c	c	m										J	d	Change to liability equals "c"
Changes to liability	d	d	n										J	e	¥10,000 - 4*"d"
Changes to Deferred revenues	b	b	O										J	f	"a" - "e"
P/L impact (loss)	i	i	i	i	i	i	i	i	i	i	i	i	J	g	"a" - (¥10,000/7)
													u	h	¥10,000/7
Present methodology														i	Revenues - appreciation gift expense
Revenues	a	a	a	a	a	a	a	a	a	a	a	a	J	J	∑ of Month 1 through 12
Appreciation gift expense	k	k	s										J	k	¥10,000/12
Changes to liability	k	k	s										J	L	6 * "k"
Changes to Deferred revenues													J	m	2 * "c"
P/L impact (loss)	i	i	i	i	i	i	i	i	i	i	i	i	J	n	2 * "d"
													u	O	2 * "b"
														p	∑ of Month 1 through 6
Fourth Assumption: Subscriber cancels in the 7th month of enrollment														Q	"a" + "p"
Cash received	a	a	a	a	a	a	a	a	a	a	a	a	J	r	¥10,000
Comment 2 requirement														s	2 * "k"
Revenues					f	g	Q						J	t	"a" + "O"
Appreciation gift expense	c	c	c	c	e		r						J	u	total P/L impact for 12 months / 12
Changes to liability	d	d	d	d	e		r						J	v	total P/L impact for 7 months / 7
Changes to Deferred revenues	b	b	b	b	e	h	p						J
P/L impact (loss)	i	i	i	i	i	i	i						J
v
Present methodology
Revenues	a	a	a	a	a	a	a						J
Appreciation gift expense	k	k	k	k	k	k	L						J
Changes to liability	k	k	k	k	k	k	L						J
Changes to Deferred revenues													J
P/L impact (loss)	i	i	i	i	i	i	i						J
v